SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR JUNE TRAFFIC GROWS 11% TO 10.6M CUSTOMERS
DESPITE FREQUENT AND UNACCEPTABLE ATC STRIKES
Ryanair, Europe's favourite airline, today (5 Jul) released its June traffic stats as follows:
  Traffic grew 11% to 10.6m customers.
  Load factor rose 1% point to 94%.
  Rolling annual traffic to June grew 16% to 109.6m customers.

	Jun 15	Jun 16	Change
Customers	9.5M	10.6M	+11%
Load Factor	93%	94%	+1%

Ryanair's Kenny Jacobs said:

            "Ryanair's June traffic grew by 11% to 10.6m customers, while our load factor jumped 1% point to 94%. These record monthly numbers and load factors were delivered, at lower fares, despite the repeated disruptions caused by unacceptable French ATC strikes, and we are again calling on the European Commission to urgently take              action to reduce the impact of these ATC strikes on Europe's citizens and the single market."

ENDS

For further information
please contact:
                                                 Robin Kiely                             Joe Carmody

                                                Ryanair Ltd                               Edelman Ireland
                                               Tel: +353-1-9451949              Tel: +353-1-6789333
                                               press@ryanair.com                  ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 July, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary